Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 21, 2006
Relating to Preliminary Prospectus dated December 1, 2006
Registration No. 333-135584
     On December 21, 2006, Oculus Innovative Sciences, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 to update and augment certain disclosures that had been provided in its Preliminary Prospectus dated December 1, 2006. For the purpose of clarifying the updates, substantive disclosures in the preliminary prospectus included in Amendment No. 5 to the Registration Statement that did not appear in the Preliminary Prospectus dated December 1, 2006 are set forth below. In addition to the attached pages, the preliminary prospectus included in Amendment No. 5 reflects the completion of our reincorporation into Delaware on December 15, 2006, the implementation of a one-for-four reverse split of our outstanding common stock, preferred stock, stock options and warrants, stockholder approval of our 2006 Stock Incentive Plan, and the approval for quotation of our common stock on the Nasdaq Global Market. References to “Oculus,” “we,” “us” and “our” refer to Oculus Innovative Sciences, Inc. and its consolidated subsidiaries unless the context requires otherwise.
     This free writing prospectus includes the following sections from the preliminary prospectus included in Amendment No. 5 to the Registration Statement, which augment or otherwise supersede the corresponding parts of the Preliminary Prospectus dated December 1, 2006:
     • Portions of our Prospectus Summary, including “Oculus Innovative Sciences, Inc.,” “Our Solution,” “Our Strategy” and “Summary Consolidated Financial Data.”
     • Risk Factors — Risks Related to Our Common Stock — Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
     • Information Regarding Forward-Looking Statements
     • Use of Proceeds
     • Dilution
     • Portions of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, including “Overview,” “Financial Operations Overview,” “Comparison of Six Months Ended September 30, 2006 and September 30, 2005 — Revenues” and “Comparison of Years Ended March 31, 2006 and March 31, 2005 — Selling, General and Administrative Expense” and “Liquidity and Capital Resources — Contractual Obligations.”
     • Portions of our Business, including “Overview,” “Our Solution,” “Our Strategy,” “Microcyn Platform Technology,” “Current Regulatory Approvals and Clearances — Physician Clinical Studies,” “Sales and Marketing,” “Other Market Opportunities,” “Government Regulation — Medical Device Regulation,” “— Pharmaceutical Product Regulation” and “—Regulation of Disinfectants” and “Legal Proceedings.”
     • Related Party Transactions
     • Principal Stockholders
     • Shares Eligible for Future Sale — Lock-Up Agreements.
     • Underwriting
     • Portions of our Notes to Consolidated Financial Statements, including “Note 1 — The Company,” “Note 11 — Commitments, Contingencies and Other Matters — Legal Matters” and “ — Proposed Initial Public Offering,” “Note 16 — Segment and Geographic Information” and “Note 18 — Subsequent Events — Settlement Agreement — Board Nomination.”

     To review a copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1367083/000095013406023485/0000950134-06-023485-index.htm
     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-990-2788.
     Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.
Roth Capital Partners
Maxim Group LLC
Brookstreet Securities Corporation

PROSPECTUS SUMMARY

Before you decide whether to invest in our common stock, you should carefully read this entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes. In this prospectus, “we,” “us,” “our” and “Oculus” refer to Oculus Innovative Sciences, Inc. and its consolidated subsidiaries unless the context requires otherwise.

Oculus Innovative Sciences, Inc.

We have developed, and manufacture and market, a family of products intended to help prevent and treat infections in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is an electrically charged, or super-oxidized, water-based solution that is designed to treat a wide range of organisms that cause disease, or pathogens, including viruses, fungi, spores and antibiotic resistant strains of bacteria, such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE, in wounds.

Microcyn has received CE Mark, or European Union certification, for wound cleaning and reduction of microbial load, three U.S. Food and Drug Administration, or FDA, 510(k) clearances as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing. Microcyn has also been granted approvals for use as an antiseptic, disinfectant and sterilant in Mexico, approval for use in cleaning and debriding in wound management in India and approval for moistening, irrigating, cleansing and debriding skin lesions in Canada. In addition, our 510(k) product label states that our 510(k) product is non-irritating and non-sensitizing to skin and eyes and no special handling precautions are required. We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the U.S. as a medical device for a wound healing indication.

We believe Microcyn provides significant advantages over current methods of care in the treatment of a wide range of chronic and acute wounds throughout all stages of treatment. We believe that Microcyn is the first topical product that is effective against a broad range of bacteria and other infectious microbes, including antibiotic resistant strains, such as MRSA and VRE, without causing irritation of healthy tissue. Unlike most antibiotics, we believe Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. In addition, our products are shelf stable, require no special preparation, and are easy to use.

Clinical testing we conducted in connection with our 510(k) submissions to the FDA, as well as physician clinical studies, suggest that our 510(k) product may help reduce a wide range of pathogens in acute and chronic wounds. These physician clinical studies suggest that our 510(k) product is easy to use and complementary to most existing treatment methods in wound care. Physician clinical studies in the United States also suggest that our 510(k) Microcyn product may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for system-wide, or systemic, antibiotics. Physicians in several countries have also conducted studies in which Microcyn was used to treat infection in a variety of wounds, including hard-to-treat wounds such as diabetic ulcers and burns, and, in some cases, reduced the need for systemic antibiotics. The clinical testing and the physician studies described above were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support a new drug application to the FDA.

In July 2006, we completed a controlled clinical trial for pre-operative skin preparation. After completion of this trial, the FDA advised us that it is considering adopting new heightened performance requirements for evaluating efficacy of products designed to be used in pre-operative skin preparation such as ours. In discussions with the FDA, the FDA has not provided us with the definitive timing for, or parameters of, any such new requirements, and has informally stated that it is uncertain during what time frame it will be able to do so. We plan to continue our discussions with the FDA regarding the possible timing and parameters of any new guidelines for evaluating efficacy for pre-operative skin preparations. Depending on the ultimate position of the FDA regarding performance criteria for pre-operative skin preparations, we may reassess our priorities, clinical timelines and schedules for pursuing a pre-operative skin preparation indication or may decide not to pursue this indication.

We intend to conduct a pilot study in early 2007 to evaluate the effectiveness of Microcyn in patients with infections in open wounds. Following completion of the pilot study, we intend to establish a protocol for a Phase IIb clinical trial in a similar patient population, which we intend to begin in mid to late 2007. We anticipate this trial to last approximately 12 months.

We are also conducting laboratory and animal testing to assess potential applications for Microcyn in several other markets, including respiratory, dermatology, dental and veterinary markets. FDA or other governmental approval may be required for any potential new products or new indications.

We own one issued U.S. patent, 12 pending U.S. patent applications and 18 foreign pending patent applications relating to super-oxidized water, methods of using super-oxidized water-based solution, and aspects of the method and apparatus for manufacturing super-oxidized water.

We began selling our Microcyn-based product in July 2004 in Mexico, where we sell through a dedicated contract sales force, and in October 2004 in Europe, where we have a direct sales force and exclusive distribution agreements with distributors which we believe are experienced in supplying the wound care market. We began selling our products in the United States in June 2005 and have established a network of one national and five regional distributors, who are supported by our commercial team and clinical support staff. We began selling our product in India in July 2006 through a national distributor, and in Canada, we have entered into a distribution agreement under which distribution is expected to commence by late 2007.

The following is a list of the regulatory approvals and clearances that Microcyn-based products have received for our most significant or potentially significant markets:

Region	Approval or Clearance Type	Year of Approval or Clearance	Summary Indication

United States	510(k)	2005	Moistening and lubricating absorbent wound dressings for traumatic wounds.
	510(k)	2005	Moistening and debriding acute and chronic dermal lesions.
	510(k)	2006	Moistening absorbent wound dressings and cleaning minor cuts.
European Union	CE Mark	2004	Debriding, irrigating and moistening acute and chronic wounds in comprehensive wound treatment by reducing microbial load and creating moist environment.
Mexico	Product Registration	2003	Antiseptic disinfection solution for high level disinfection of medical instruments, and/or equipment and clean-rooms, areas of medical instruments, equipment and clean room areas.
	Product Registration	2004	Antiseptic treatment of wounds and infected areas.

Region	Approval or Clearance Type	Year of Approval or Clearance	Summary Indication

Canada	Class II Medical Device	2004	Moistening, irrigating, cleansing and debriding acute and chronic dermal lesions, diabetic ulcers and post-surgical wounds.
India(1)	Drug License	2006	Cleaning and debriding in wound management.

(1) Drug license held by Indian distributor as required by Indian law.

If we successfully complete additional clinical studies and receive the necessary FDA regulatory approvals, we plan to market Microcyn in the United States as a drug.

Our Solution

We believe our products have the following key features:

•	Wound Care Solution. Our 510(k) product is cleared for sale in the United States as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing. Although we do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, laboratory testing and physician clinical studies further suggest that our 510(k) product may help reduce a wide range of bacteria that cause infection in a variety of acute and chronic wounds. In addition, because of its mechanism of action, we believe that Microcyn does not target specific strains of bacteria, the practice of which has been shown to promote the development of resistant bacteria. In physician clinical studies involving our 510(k) Microcyn product, Microcyn was used both independent of and in conjunction with other wound care therapeutic products, data supported that patients generally experienced less pain, improved mobility and physical activity levels and better quality of life.

•	Non-irritating. Our 510(k) product label states that our 510(k) product is non-irritating and non-sensitizing to the skin and eyes. Throughout all our clinical trials and physician clinical studies to date and since our initial commercialization of Microcyn in Mexico in 2004, we have received no reports of serious adverse events related to the use of Microcyn products.

•	Ease of Use. Our 510(k) product label states that our 510(k) product requires no special handling precautions. Our products require no preparation before use or at time of disposal, and caregivers can use our products without significant training. In addition, Microcyn can be stored at room temperature. Unlike other super-oxidized water solutions, which are typically stable for not more than 48 hours, our laboratory tests show that Microcyn has a shelf life ranging from one to two years, depending on the size and type of packaging. Our products are also designed to be complementary to most advanced technologies used to treat serious wounds, such as negative pressure wound therapy, jet lavage and tissue-engineered skin substitutes.

•	Cost Effectiveness. The treatment of many wounds requires extended hospitalization and care, including the use of expensive systemic antibiotics. Infection prolongs the healing time and necessitates increased use of systemic antibiotics. We believe Microcyn has the potential to help treat infection, accelerate wound healing time and, in certain cases, may help reduce the need for systemic antibiotics, thereby lowering overall patient cost.

Our Strategy

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for helping to prevent and treat chronic and acute wounds. We also intend to leverage our expertise in wound care into additional market opportunities. The key elements of our strategy include the following:

•	drive adoption of Microcyn as the standard of care in the wound care market to help prevent and treat infection;

•	obtain additional regulatory approvals in the United States;

•	expand our direct sales force and distribution networks;

•	pursue opportunities to combine Microcyn with other treatments;

•	develop strategic collaborations in the wound care market; and

•	conduct additional tests to assess whether Microcyn can meet additional regulatory requirements and be used in other markets.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with our audited consolidated financial statements and related notes and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following tables present our summary consolidated financial data:

•	on an actual basis;

•	on a pro forma, as adjusted, basis to give effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into 4,176,478 shares of our common stock upon closing of this offering;

•	the sale of 3,076,923 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the Bridge Loan, net of fees, resulting in proceeds to us of $3,950,000 and repayment of the Bridge Loan out of the net proceeds of this offering.

	Year Ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenues
Product	$95	$473	$1,966	$807	$1,942
Service	807	883	618	275	388

Total revenues	902	1,356	2,584	1,082	2,330

Cost of revenues
Product(1)	1,403	2,211	3,899	1,350	1,043
Service(1)	1,265	1,311	1,003	497	422

Total cost of revenues	2,668	3,522	4,902	1,847	1,465

Gross profit (loss)	(1,766)	(2,166)	(2,318)	(765)	865

	Year Ended March 31,			Six Months Ended September 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(In thousands, except per share data)

Operating expenses
Research and development(1)	1,413	1,654	2,600	965	1,595
Selling, general and administrative(1)	3,918	12,492	15,933	7,704	7,867

Total operating expenses	5,331	14,146	18,533	8,669	9,462

Loss from operations	(7,097)	(16,312)	(20,851)	(9,434)	(8,597)
Interest expense	(178)	(372)	(172)	(103)	(261)
Interest income	3	8	282	68	100
Other income (expense), net	(26)	146	(377)	(101)	92

Net loss from continuing operations	(7,298)	(16,530)	(21,118)	(9,570)	(8,666)
Loss on discontinued operations	—	—	(1,981)	(174)	—

Net loss	(7,298)	(16,530)	(23,099)	(9,744)	(8,666)
Preferred stock dividends	—	—	(121)	—	(242)

Net loss available to common stockholders	$(7,298)	$(16,530)	$(23,220)	$(9,744)	$(8,908)

Net loss per common share: basic and diluted	$(1.87)	$(4.22)	$(5.60)	$(2.38)	$(2.11)

Weighted-average number of shares used in per common share calculations: basic and diluted	3,911	3,914	4,150	4,086	4,221

Pro forma net loss per common share: basic and diluted			$(2.16)		$(0.79)

Pro forma weighted-average number of shares used in per common share calculations: basic and diluted			10,759		11,283

(1)	Includes the following stock-based compensation charges:

				Six Months Ended
	Year Ended March 31,			September 30,
	2004	2005	2006	2005	2006
				(unaudited)
	(In thousands)

Cost of revenues
Product	$—	$2	$2	$1	$—
Service	10	3	1	—	1
Operating expenses
Research and development	56	5	52	12	40
Selling, general and administrative	358	2,339	542	253	229

	As of September 30, 2006
		Pro Forma
	Actual	As Adjusted
		(unaudited)
	(In thousands, except per share data)

Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$2,269	$38,907
Working capital (deficiency)(1)	(797)	36,169
Total assets(1)	10,056	45,289
Total liabilities	9,082	8,754
Total stockholders’ equity(1)	974	36,535

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus) would increase or decrease, as applicable, this amount on a pro forma as adjusted basis by approximately $2,831 assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In that case, the market price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Common Stock

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $9.90 in net tangible book value per share from the price you paid, based on the assumed initial public offering price of $13.00 per share. The exercise of outstanding options will result in further dilution of your investment. For additional information, please see “Dilution.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, and future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continue,” “ongoing,” “potential,” “expect,” “predict,” “believe,” “intend,” “may,” “will,” “should,” “could,” “would,” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” above.

Forward-looking statements include, but are not limited to, statements about:

•	the progress and timing of our development programs and regulatory approvals for our products;

•	the benefits and effectiveness of our products;

•	the development of protocols for clinical studies;

•	enrollment in clinical studies;

•	the progress and timing of clinical trials and physician studies;

•	our expectations related to the use of our proceeds from this offering;

•	our ability to manufacture sufficient amounts of our product candidates for clinical trials and products for commercialization activities;

•	the outcome of discussions with the FDA and other regulatory agencies;

•	the content and timing of submissions to, and decisions made by, the FDA and other regulatory agencies, including demonstrating to the satisfaction of the FDA the safety and efficacy of our products;

•	the ability of our products to meet existing or future regulatory standards;

•	the rate and causes of infection;

•	the accuracy of our estimates of the size and characteristics of the markets which may be addressed by our products;

•	our expectations and capabilities relating to the sales and marketing of our current products and our product candidates;

•	the execution of distribution agreements;

•	the expansion of our sales force and distribution network;

•	the establishment of strategic partnerships for the development or sale of products;

•	the timing of commercializing our products;

•	our ability to protect our intellectual property and operate our business without infringing on the intellectual property of others;

•	our ability to continue to expand our intellectual property portfolio;

•	our expectations about the outcome of litigation and controversies with third parties;

•	our ability to attract and retain qualified directors, officers, employees and advisory board members;

•	our relationship with Quimica Pasteur;

•	our ability to compete with other companies that are developing or selling products that are competitive with our products;

•	the ability of our products to become the standard of care for controlling infection in chronic and acute wounds;

•	our ability to expand to and commercialize products in markets outside the wound care market;

•	our estimates regarding future operating performance, earnings and capital requirements;

•	our expectations with respect to our microbiology contract testing laboratory;

•	our expectations relating to the concentration of our revenue from international sales; and

•	the impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus contains market data that we obtained from industry sources. These sources do not guarantee the accuracy or completeness of the information. Although we believe that the industry sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $34.0 million from this offering, based on an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our estimated net proceeds will be approximately $39.6 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of the range on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds to us by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

We currently intend to use the proceeds of this offering as follows:

•	approximately $12.6 million to expand our sales and marketing capabilities, including the expansion of our direct sales force in Europe and the United States;

•	approximately $13.0 million to fund clinical trials and related research;

•	repayment of $4.0 million in principal and approximately $35,000 of accrued interest on our $4.0 million Bridge Loan from one of our directors, Robert Burlingame. The Bridge Loan, which bears interest at an annual rate of 7%, is due on the earlier of the date that is 5 business days after the completion of an initial public offering resulting in gross proceeds to us of at least $30.0 million or on November 10, 2007; and

•	the remaining proceeds for general corporate purposes, including working capital.

While we have estimated the particular uses for the net proceeds to be received upon the completion of this offering, the actual amounts and timing of any expenditures will depend upon the rate of growth, if any, of our business, the amount of cash generated by our operations, status of our research and development efforts, competitive and technological developments and the amount of proceeds actually raised in this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products, although we have no agreements with respect to any such transactions as of the date of this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Pending these uses described above, we intend to invest the net proceeds in short-term, investment grade securities.

We believe that the net proceeds from this offering, the Series C Financing and the Bridge Loan, together with our future revenues, cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months.

DILUTION

Our historical net tangible book value as of September 30, 2006 was ($1,379,000) or ($0.33) per share of outstanding common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on September 30, 2006. Our pro forma net tangible book value as of September 30, 2006 was $328,000 or $0.04 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, including the close of the Bridge Loan net of fees resulting in net proceeds of $3,950,000, divided by the number of shares of common stock which includes 4,222,731 shares of common stock outstanding as of September 30, 2006 and the conversion of all shares of our convertible preferred stock into 4,176,478 shares of our common stock upon the closing of this offering. Dilution of pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale of 3,076,923 shares of common stock at an assumed initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of our Bridge Loan out of the net proceeds of this offering, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been $35,587,000 or $3.10 per share of common stock. This represents an immediate increase in net tangible book value of $3.06 per share of common stock to existing common stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $9.90 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$13.00
Historical net tangible book value per share at September 30, 2006	($0.33)
Increase in pro forma net tangible book value per share attributable to pro forma adjustments	$0.37

Pro forma net tangible book value per share as of September 30, 2006	$0.04
Increase in pro forma net tangible book value per share attributable to new investors	$3.06
Pro forma net tangible book value per share after this offering		$3.10

Dilution in pro forma net tangible book value per share to new investors in this offering		$9.90

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $2.8 million, pro forma as adjusted net tangible book value per share by $0.25 per share and the dilution to investors in this offering by $0.75 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2006, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid to us by existing and new investors purchasing shares of common stock in this offering assuming an initial public offering price of $13.00 per share, which is the midpoint of our expected offering range, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	8,399,209	73%	$62,384,772	61%	$7.43
New investors	3,076,923	27%	40,000,000	39%	$13.00

Total	11,476,132	100.0%	102,384,772	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share (the midpoint of our expected offering range on the cover of this prospectus) would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by $2.8 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 70% and our new investors would own 30% of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 4,222,731 shares of our common stock outstanding as of September 30,

2006 and reflects the automatic conversion of our preferred stock into 4,176,478 shares of common stock and excludes:

•	2,260,263 shares of our common stock issuable upon the exercise of outstanding stock options and options to be granted in connection with this offering, and options to be granted to a new board member, at a weighted-average exercise price of $5.04 per share;

•	1,098,301 shares of our common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $10.18 per share;

•	215,385 shares of our common stock issuable upon the exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price equal to 165% of the offering price; and

•	up to 1,250,000 additional shares of our common stock reserved for issuance under our 2006 Stock Incentive Plan.

If all of our outstanding options and warrants as of September 30, 2006 were exercised, our pro forma, as adjusted, net tangible book value per share after this offering would be $4.09 per share, representing an increase attributable to new investors of $2.14 per share, and there would be an immediate dilution of $8.91 per share to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward-looking Statements” and elsewhere in this prospectus.

Overview

We have developed and manufacture and market a family of products intended to help prevent and treat infections in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is an electrically charged, or super-oxidized water-based solution, that is designed to treat a wide range of pathogens, including viruses, fungi, spores and antibiotic resistant strains of bacteria such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE, in wounds.

Microcyn has received CE Mark approval for wound cleaning and reduction of microbial loads, three U.S. FDA 510(k) clearances as a medical device in wound debridement, lubricating, moistening and dressing. Microcyn has also been granted approvals for use as an antiseptic, disinfectant and sterilant in Mexico, approval for use in cleaning and debriding in wound management in India, and approval for moistening, irrigating, cleansing and debriding skin lesions in Canada. In addition, our 510(k) product label states that our 510(k) product is non-irritating and non-sensitizing to skin and eyes and no special handling precautions are required. We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the U.S. as a medical device for a wound healing indication.

We believe that Microcyn may be the first topical product that is effective against a broad range of bacteria and other infectious microbes without causing toxic side effects on, or irritation of, healthy tissue. Unlike most antibiotics, including antibiotic resistant strains, such as MRSA and VRE, we believe Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. In addition, our products are shelf stable, require no special preparation and are easy to use.

We currently sell Microcyn in the United States through a small commercial team and through one national and five regional distributors. In Europe, we have a small direct sales force and exclusive distribution agreements with four distributors, all of which are experienced suppliers to the wound care market, with an aggregate combined sales force of over 25 full-time equivalent salespeople. In Mexico, we sell through a dedicated contract sales force, including salespeople, nurses and clinical support staff, and a network of distributors to both the public and private sector. The MOH, which approves product selection and procurement for government hospitals and healthcare institutions, has approved reimbursement for Microcyn. In India we sell through a national distributor, and in Canada, we have entered into a distribution agreement under which distribution will commence upon required regulatory approvals. We plan to expand our direct sales force in the United States, Europe and Mexico to support our distribution network.

Clinical testing we conducted in connection with our 510(k) submissions to the FDA, as well as physician clinical studies, suggest that our 510(k) product may help reduce a wide range of pathogens. These physician clinical studies suggest that our 510(k) product is easy to use and complementary to most existing treatment methods in wound care. Physician clinical studies also suggest that our 510(k) Microcyn product may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for system-wide or, systemic, antibiotics. Physicians in several countries have also conducted studies in which Microcyn was used to treat infection in a variety of wounds, including hard-to-treat wounds such as diabetic ulcers and burns, and, in some cases, reduced the need for systemic antibiotics. The clinical testing and the physician studies described above were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support a new drug application to the FDA.

In July 2006, we completed a controlled clinical trial for pre-operative skin preparation. After completion of this trial, the FDA advised us that it is considering adopting new heightened performance requirements for evaluating efficacy of products designed to be used in pre-operative skin preparation such as ours. In discussions with the FDA, the FDA has not provided us with the definitive timing for, or parameters of, any such new requirements, and has informally stated that it is uncertain during what time frame it will be able to do so. We plan to continue our discussions with the FDA regarding the possible timing and parameters of any new guidelines for evaluating efficacy for pre-operative skin preparations. Depending on the ultimate position of the FDA regarding the performance criteria for pre-operative skin preparations, we may reassess our priorities, clinical timelines and schedules for pursuing a pre-operative skin preparation indication or may decide not to pursue this indication.

We intend to conduct a pilot study in early 2007 to evaluate the effectiveness of Microcyn in patients with open wounds. Following completion of the pilot study, we intend to establish a protocol for a Phase IIb clinical trial in a similar patient population, which we intend to begin in mid to late 2007. We anticipate this trial to last approximately 12 months. The Phase IIb clinical trial is expected to cost approximately $4.0 million and will be funded through proceeds from this offering. We anticipate this clinical trial to be completed in late 2008.

We are also conducting laboratory and animal testing to assess potential applications for Microcyn in several other markets, including respiratory, dermatology, dental and veterinary markets. FDA or other governmental approvals may be required for any potential new products or new indicators.

In the event we choose to pursue a partnering arrangement to commercialize products, we would expect a larger portion of our revenues would be derived from licensing as opposed to direct sales.

We also have a non-Microcyn based compound in the research and development phase. This compound has potential applications in oncology. We anticipate spending approximately $500,000 on further clinical studies on this compound, funded by proceeds from this offering. We expect these studies to be completed in 2008.

We have incurred significant net losses since our inception and had an accumulated deficit of $59.3 million as of September 30, 2006. We expect to incur significant expenses in the foreseeable future as we seek to commercialize our products, and we cannot be sure that we will achieve profitability.

We also operate a microbiology contract testing laboratory division that provides consulting and laboratory services to companies that design and manufacture biomedical devices, as well as testing on our products and potential products. Our testing laboratory complies with U.S. good manufacturing practices and quality systems regulation. We are in the process of transitioning our business away from providing laboratory services to others, as we continue to focus our efforts on commercializing Microcyn.

Financial Operations Overview

Revenues

We derive our revenues from product sales and service arrangements. Product revenues are generated from the sale of Microcyn to hospitals, medical centers, doctors, pharmacies, distributors and strategic partners, and are generally recorded upon shipment following receipt of a purchase order or upon obtaining proof of sell-through by a distributor. Product sales are made either through direct sales personnel or distributors. Historically, a significant amount of our product sales have been in Mexico, and more recently in India as well. The following table shows our revenues generated from product sales by country:

				Six months Ended
	Year Ended March 31,			September 30,
	2004	2005	2006	2005	2006
	(In thousands)			(In thousands)
U.S	$—	$4	$109	$88	$56
Mexico	95	434	1,788	655	1,058
India	—	—	—	—	580
Europe	—	35	69	64	248

Total	$95	$473	$1,966	$807	$1,942

Service revenues are derived from consulting and testing contracts. Service revenues are generally recorded upon performance under the service contract. Revenues generated from testing contracts are recorded upon completion of the test and when the final report is sent to the customer. We have refocused our business efforts away from consulting and testing services toward the commercialization of Microcyn. As a result, we expect service revenues to continue to significantly decline in future periods.

Cost of Revenues

Cost of product revenues represents the costs associated with the manufacturing of our products, including expenses for our various facilities which are fixed, and related personnel cost and the cost of materials used to produce our products. Cost of service revenues consists primarily of personnel related expenses and supplies.

Research and Development Expense

Research and development expense consists of costs related to the research and development of Microcyn and our manufacturing process, the development of new products and new delivery systems for our products and to carry out preclinical studies and clinical trials to obtain various regulatory approvals. Research and development expense is charged as incurred.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of personnel related costs, including salaries and sales commissions, and education and promotional expenses associated with Microcyn and costs related to administrative personnel and senior management. These expenses also include the costs of educating physicians and other healthcare professionals regarding our products and participating in industry conferences and seminars. Selling, general and administrative expense also includes travel costs, outside consulting services, legal and accounting fees and other professional and administrative costs.

Stock-Based Compensation Expense

Prior to April 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, or APB No. 25, “Accounting for Stock Issued to Employees,” and its interpretations and applied the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” We used the minimum value method to measure the fair value of awards issued prior to April 1, 2006 with respect to its application requirements under SFAS No. 123.

Effective April 1, 2006, we adopted SFAS No. 123(R) “Share Based Payment,” or SFAS 123(R). This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123(R) addresses all forms of share-based payment, or SBP, awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123(R), SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Under SFAS 123(R), nonpublic entities, including those that become public entities after June 15, 2005, that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123 are required to apply SFAS 123(R) prospectively to new awards and to awards modified, repurchased or cancelled after the date of adoption. In addition, SFAS 123(R) requires such entities to continue accounting for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards. Accordingly, we record stock-based compensation expense relating to awards granted prior to April 1, 2006 that are expected to vest in periods ending after April 1, 2006 in accordance with the provisions of APB No. 25 and related interpretive guidance.

We have adopted the prospective method with respect to accounting for our transition to SFAS 123(R). Accordingly, we recognized in salaries and related expense $104,000 of stock-based compensation expense in the six months ended September 30, 2006, which represents the intrinsic value of options granted prior to April 1, 2006 that we continue to account for using the recognition and measurement principles prescribed under APB No. 25.

Long-lived Assets in Geographic Regions

Our long-lived assets are located in three countries: the United States, the Netherlands, and Mexico. The following table shows our long-lived asset balances by country:

				Six Months Ended
	Year Ended March 31,			September 30,
	2004	2005	2006	2005	2006
	(In thousands)			(In thousands)

U.S.	$1,057	$1,291	$930	$1,181	$965
Mexico	112	165	371	148	388
Europe	144	503	639	487	871

Total	$1,313	$1,959	$1,940	$1,816	$2,224

Our international operations are subject to risks, including difficulties and costs of staffing and managing operations in certain foreign countries and in collecting accounts receivables on a timely basis or at all. We plan to continue to expand internationally to respond to customer requirements and market opportunities. However, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate.

Because of our international operations, we generate revenues in foreign currencies and are subject to the effects of exchange rate fluctuations. Foreign exchange gains or losses as a result of exchange rate fluctuations in any given period could harm our operating results and negatively impact our revenues. Further, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline and adversely affect our results of operations and financial condition.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, changes in regulations and the approval process, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion.

Discontinued Operations

On June 16, 2005, we entered into a series of agreements with Quimica Pasteur, or QP, a Mexico-based distributor of pharmaceutical products to hospitals and health care entities owned and/or operated by the Mexican Ministry of Health, or MOH. These agreements provided, among other things, for QP to act as our exclusive distributor of Microcyn to the MOH for a period of three years.

In connection with these agreements, we were granted an option to acquire all except a minority share of the equity of QP directly from its principals in exchange for 150,000 shares of common stock, contingent upon QP’s attainment of certain financial milestones. Two of our employees were appointed as officers of QP, which resulted in the establishment of financial control of QP by our company under applicable accounting literature. In addition, due to its liquidity circumstances, QP was unable to sustain operations without our financial and management support. Accordingly, QP was deemed to be a variable interest entity in accordance with FIN 46R and the results of QP were therefore consolidated with our financial statements for the period from June 16, 2005 through March 26, 2006, the effective termination date of the distribution and related agreements.

In connection with an audit of QP’s financial statements in late 2005, we were made aware of a number of facts that suggested that QP or its principals may have engaged in some form of fraudulent tax avoidance practice prior to the execution of the agreements between our company and QP. We did not discover these facts prior to our execution of these agreements or for several months thereafter. Our prior independent auditors informed us that we did not have effective anti-fraud programs designed to detect the activities in which QP’s principals engaged or the personnel to effectively evaluate and determine the accounting for non-routine or complex accounting transactions. Our audit committee engaged an outside law firm to conduct an investigation whose findings implicated QP’s principals in a systemic tax avoidance practice prior to June 16, 2005. Based on the results of this investigation, we terminated our agreements with QP on March 26, 2006. We estimate that QP’s liability for taxes, interest and penalties related to these practices could amount to $7 million or more. QP had a well-established relationship with the MOH. Although we lost the benefit of this relationship when we terminated our agreements with QP, we continue to sell to the MOH through our dedicated direct sales force and through other distributors. As of September 30, 2006, our sales to the MOH were not negatively affected by the termination of our relationship with QP and we do not expect that it will have a significant effect on sales to the MOH in the future.

In accordance with SFAS 144, we have reported QP’s results for the period of June 16, 2005 through March 26, 2006 as discontinued operations because the operations and cash flows of QP have been eliminated from our ongoing operations as a result of the termination of these agreements. We no longer have any continuing involvement with QP as of the date on which the agreements were terminated. Amounts associated with the loss upon the termination of the agreements with QP, which consisted of funds we advanced to QP to provide it with working capital, are presented separately from QP’s operating results.

Comparison of Six Months Ended September 30, 2006 and September 30, 2005

Revenues

Revenues increased $1.2 million, or 116%, to $2.3 million for the six months ended September 30, 2006, from $1.1 million for the six months ended September 30, 2005. Product revenues increased $1.1 million, or 140%, to $1.9 million for the six months ended September 30, 2006, from $807,000 for the six months ended September 30, 2005. This increase was primarily due to $580,000 in sales to a new customer, Alkem Laboratories Limited, in India, during the six months ended September 30, 2006. Sales to India, which amounted to $580,000, were reported as part of our Europe business which totaled $828,000 in product revenues for the six months ended September 30, 2006. Other product revenues from Europe were $248,000. Microcyn product revenues generated in European countries increased by $184,000 from the six months ended September 30, 2005, to the six months ended September 30, 2006, due to continued penetration into the hospital markets by our direct sales force in Europe. Additionally, Microcyn product revenues in Mexico increased by $403,000 from the six months ended September 30, 2005, to the six months ended September 30, 2006, due to continued penetration into the hospital markets by our direct sales force in Mexico.

Service revenues increased $113,000, or 41%, to $388,000 for the six months ended September 30, 2006, from $275,000 for the six months ended September 30, 2005.

We expect that product revenues will continue to increase as we expand our sales and marketing efforts worldwide. As of September 30, 2006, sales of our product to the MOH were not negatively affected by the termination of our relationship with QP. We expect that our service revenues will significantly decline in future periods, as we continue to implement our strategy of focusing primarily on our Microcyn business.

Comparison of Years Ended March 31, 2006 and March 31, 2005

Selling, General and Administrative Expense

Selling, general and administrative expense increased $3.4 million, or 28%, to $15.9 million during the year ended March 31, 2006, from $12.5 million during the year ended March 31, 2005. This increase was partially due to a $1.5 million increase in United States selling, general and administrative expense primarily as a result of higher outside consulting and service fees during the year ended March 31, 2006. Specifically, outside accounting fees increased by $653,000 due to the preparation and completion of an audit of our last four fiscal years, legal fees increased by $507,000 due to expanded intellectual property and general legal support, and outside consulting and service fees increased by $294,000 due to consulting expenses related to the marketing of our products in Asia.

In addition, sales and marketing expense in Europe increased $429,000 due to the hiring of additional sales and marketing personnel during the year ended March 31, 2006.

Selling, general and administrative expense in Mexico increased $3.3 million in the year ended March 31, 2006 compared to the prior year primarily due to expanded sales and marketing efforts in Mexico, as well as non-recurring charges associated with the relocation of our Mexican subsidiary’s facility. During the year ended March 31, 2006, we began utilizing 75 full-time, direct sales personnel in the major districts of Mexico, dedicated to the sale of Microcyn60 in the hospital and pharmacy markets in Mexico. As a result, sales and marketing expense in Mexico increased $2.7 million during the year ended March 31, 2006, compared to the prior year.

The increase in selling, general and administrative expense was offset by a $1.8 million decrease in non-cash stock compensation expense in the year ended March 31, 2006 compared to the prior year. Approximately $1.7 million of non-cash stock-based compensation expense incurred in the year ended March 31, 2005 was related to the grant of an option to purchase 300,000 shares of common stock to our Chief Executive Officer.

Liquidity and Capital Resources

Contractual Obligations

As of March 31, 2006, we had contractual obligations as follows (long-term debt and capital lease amounts include principal payments only):

	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
	(in thousands)

Long-term debt	$714	$504	$93	$117	$—
Capital leases	56	15	41	—	—
Operating leases	878	341	340	197	—

Total	$1,648	$860	$474	$314	$—

BUSINESS

Overview

We have developed and manufacture and market, a family of products intended to help prevent and treat infections in chronic and acute wounds. Infection is a serious potential complication in both chronic and acute wounds, and controlling infection is a critical step in wound healing. Our platform technology, called Microcyn, is an electronically charged, or super-oxidized, water-based solution that is designed to treat a wide range of organisms that cause disease, or pathogens, including viruses, fungi, spores and antibiotic resistant strains of bacteria such as Methicillin-resistant Staphylococcus aureus, or MRSA, and Vancomycin-resistant Enterococcus, or VRE, in wounds. We do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, nor do we have the necessary regulatory clearance or approval to market Microcyn in the U.S. as a medical device for a wound healing indication. Our 510(k) product is cleared for sale in the United States as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing. Clinical testing we conducted in connection with our submissions to the FDA, as well as physician clinical studies suggest that our 510(k) product may help reduce a wide range of pathogens in acute and chronic wounds. These physician clinical studies suggest that our 510(k) product is easy to use and complementary to most existing treatment methods in wound care. Physician clinical studies in the United States suggest that our 510(k) product may shorten hospital stays, lower aggregate patient care costs and, in certain cases, reduce the need for system-wide or, systemic, antibiotics.

In 2005, chronic and acute wound care represented an aggregate of $9.6 billion in global product sales, of which $3.3 billion was spent for the treatment of skin ulcers, $1.6 billion to treat burns and $4.7 billion for the treatment of surgical and trauma wounds, according to Kalorama Information, a life sciences market research firm. We believe our addressable market for the treatment of skin ulcers is approximately $1.3 billion, $300 million for the treatment of burns and $700 million for the treatment of surgical and trauma wounds. Common methods of controlling infection, including topical antiseptics and antibiotics, have proven to be only moderately effective in combating infection in the wound bed. However, topical antiseptics tend to inhibit the healing process due to their toxicity and may require specialized preparation or handling. Antibiotics can lead to the emergence of resistant bacteria, such as MRSA and VRE. Systemic antibiotics may not be effective in controlling infection in patients with disorders affecting circulation, such as diabetes, which are commonly associated with chronic wounds. As a result, no single treatment is used across all types of wounds and stages of healing.

We believe Microcyn provides significant advantages over current methods of care in the treatment of a wide range of chronic and acute wounds throughout all stages of treatment. These stages include cleaning, or debridement, prevention and treatment of infections and wound moistening. We believe that Microcyn may be the first topical product that is effective against a broad range of bacteria and other infectious microbes including antibiotic resistant strains such as MRSA and VRE, without causing irritation of healthy tissue. Unlike most antibiotics, we believe Microcyn does not target specific strains of bacteria, a practice which has been shown to promote the development of resistant bacteria. In addition, our products are shelf stable, require no special preparation, and are easy to use.

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for helping to prevent and treat infections in chronic and acute wounds. We currently have, and intend to seek additional regulatory clearances and approvals to market Microcyn worldwide. In July 2004, we began selling Microcyn in Mexico after receiving approval from the Mexican Ministry of Health, or MOH, for the use of Microcyn as an antiseptic, disinfectant and sterilant. Since then, physicians in the United States, Europe and Mexico have conducted twelve physician clinical studies assessing Microcyn’s use in the treatment of infections in a variety of wounds, including hard-to-treat wounds such as diabetic ulcers and burns. These studies were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support an NDA submission to the FDA in that they did not include blinding, randomization, predefined clinical end points, use of placebo and active control groups or U.S. good clinical practices requirements. We used the data generated from some of these studies to support our application for the CE Mark, or European Union certification, for wound cleaning and reduction of infection. We received the CE Mark in November 2004 and additional international approvals in Canada,

Mexico and India. Microcyn has also received three FDA 510(k) clearances for use as a medical device in wound cleaning, or debridement, lubricating, moistening and dressing, including traumatic wounds and acute and chronic dermal lesions.

In July 2006, we completed a controlled clinical trial for pre-operative skin preparation. After completion of this trial, the FDA advised us that it is considering adopting new heightened performance requirements for evaluating efficacy of products designed to be used in pre-operative skin preparation such as ours. In discussions with the FDA, the FDA has not provided us with the definitive timing for, or parameters of, any such new requirements, and has informally stated that it is uncertain during what time frame it will be able to do so. We plan to continue our discussions with the FDA regarding the possible timing and parameters of any new guidelines for evaluating efficacy for pre-operative skin preparations. Depending on the ultimate position of the FDA regarding performance criteria for pre-operative skin preparations, we may reassess our priorities, clinical timelines and schedules for pursuing a pre-operative skin preparation indication or may decide not to pursue this indication.

We intend to conduct a pilot study in early 2007 to evaluate the effectiveness of Microcyn in patients with infections in open wounds. Following completion of the pilot study, we intend to establish a protocol for a Phase IIb clinical trial in a similar patient population, which we hope to begin in mid to late 2007. We anticipate this trial to last approximately 12 months.

We also are conducting laboratory and animal testing to assess potential applications for Microcyn in several other markets, including respiratory, dermatology, dental and veterinary markets, and FDA or other governmental approvals may be required for any potential new products or new indications.

We currently sell Microcyn in the United States through one national and five regional distributors who are supported by our commercial team and clinical support staff. In October 2006, we initiated a focused U.S.-based sales effort to increase the awareness of Microcyn at selected wound treatment centers in a major metropolitan area, and, if this strategy is successful, we intend to target other metropolitan areas in 2007 and 2008. In Europe, we sell Microcyn through exclusive distribution agreements with distributors, all of which, we believe, are experienced suppliers to the wound care market, supported by our direct sales force. In Mexico, we sell Microcyn through a network of distributors and through a contract sales force, including salespeople, nurses and clinical support staff. We plan to continue to expand our sales and marketing force to support our distribution network. In India we sell through a national distributor and in Canada, we have entered into a distribution agreement under which distribution will commence upon required regulatory approvals.

Our goal is to achieve the following milestones through 2009:

     2007

•	Initiate and complete pilot study for Microcyn in the treatment of infections in open wounds

•	Initiate enrollment for Phase IIb clinical trial for Microcyn in the treatment of infections in open wounds

•	Initiate several physician-sponsored studies in the United States, Europe and India

•	Initiate 510(k) clearance process for next generation Microcyn product formulation

•	Execute distribution agreements for Microcyn in select European, Asian and South American countries

•	Expand U.S. sales force to cover additional major U.S. metropolitan areas

     2008

•	Receive 510(k) marketing clearance for next generation Microcyn product formulation

     2009

•	Data expected from Phase IIb clinical trial for Microcyn in the treatment of infections in open wounds

•	Initiate strategic partner discussions for Microcyn in the treatment of infections in open wounds

We cannot guarantee that we will obtain on timely basis, if at all, the necessary FDA approval to market Microcyn in the United States for the treatment of infection in open wounds. A number of factors can delay or prevent completion of human clinical trials, particularly patient recruitment. Moreover, many drug candidates fail to successfully complete clinical trials. After an NDA is filed with the FDA, the FDA commences an in-depth review of the NDA that takes ten months to a year to complete but may take longer. In addition, we cannot guarantee that we will obtain on a timely basis, or at all, the necessary 510(k) clearances for the next generation Microcyn product formulation. The milestones described above assume that we complete our clinical trials for the treatment of infection in open wounds and that the results from these clinical trials support an NDA filing and that our products will be commercially viable. We cannot guarantee that we will find appropriate distribution or strategic partners, generate revenue sufficient to fund our cash flow needs or that we will meet any of the milestones described above in a timely manner or at all.

We also operate a microbiology contract testing laboratory division that provides consulting and laboratory services to companies that design and manufacture biomedical devices, as well as testing on our products and potential products. Our testing laboratory complies with U.S. good manufacturing practices and quality systems regulation. We are in the process of transitioning our business away from providing laboratory services to others, as we continue to focus our efforts on commercializing Microcyn.

Our Solution

We believe Microcyn has potential advantages over current methods of care in the treatment of chronic and acute wounds, including the following:

•	Wound Care Solution. Our 510(k) product is cleared as a medical device for sale in the United States in wound cleaning, or debridement, lubricating, moistening and dressing. Although we do not have the necessary regulatory approvals to market Microcyn in the United States as a drug, laboratory testing and physician clinical studies further suggest that our 510(k) Microcyn product may be effective against a wide range of bacteria that cause infection in a variety of acute and chronic wounds. In addition, because of its mechanism of action, we believe Microcyn does not target specific strains of bacteria, the practice of which has been shown to promote the development of resistant bacteria. In physician clinical studies involving our 510(k) Microcyn product was used both independent of and in conjunction with other wound care therapeutic products, data supported that patients generally experienced less pain, improved mobility and physical activity levels and better quality of life.

•	Non-irritating. Our 510(k) product label states that our 510(k) product is non-irritating and non-sensitizing to the skin and eyes. Throughout all our clinical trials and physician clinical studies to date and since our first commercial sale of Microcyn in Mexico in 2004, we have received no reports of serious adverse events related to the use of Microcyn products.

•	Ease of Use. Our 510(k) product label states that our 510(k) product requires no special handling precautions. Our products require no preparation before use or at time of disposal, and caregivers can use our products without significant training. In addition, Microcyn can be stored at room temperature. Unlike other super-oxidized water solutions, which are typically stable for not more than 48 hours, our laboratory tests show that Microcyn has a shelf life ranging from one to two years depending on the size and type of packaging. Our products are also designed to be complementary to most advanced technologies to treat serious wounds, such as negative pressure wound therapy, jet lavage and tissue-engineered skin substitutes.

•	Cost-Effectiveness. The treatment of many wounds requires extended hospitalization and care, including the use of expensive systemic antibiotics. Infection prolongs the healing time and necessitates increased use of systemic antibiotics. We believe that Microcyn has the potential to help treat infection, accelerate healing time and, in certain cases, may help reduce the need for systemic antibiotics, thereby lowering overall patient cost.

Our Strategy

Our goal is to become a worldwide leader in wound care by establishing Microcyn as the standard of care for helping to prevent and treat infections in chronic and acute wounds. We also intend to leverage our expertise in wound care into additional market opportunities. The key elements of our strategy include the following:

•	Drive adoption of Microcyn as the standard of care in the wound care market to help prevent and treat infection

We believe our products are well positioned to become the standard of care in helping to prevent and treat infection. We seek to drive adoption of Microcyn as the standard of care in the wound care market through data from physician clinical studies, our own clinical trials and key opinion leader programs. We intend to continue to maintain a marketing presence in key medical communities throughout the world through targeted direct marketing and sponsorships of physician presentations at medical conferences and seminars.

•	Obtain additional regulatory approvals in the United States

We intend to seek additional regulatory clearances and approvals, which we believe will allow us to accelerate adoption of our products by wound care specialists worldwide. Our current focus is on developing a well-defined, well-controlled clinical protocol for a Phase IIb trial. To increase our probability of success in the trial, we intend to conduct a pilot study in early 2007 to evaluate the effectiveness of Microcyn in subjects with infections in open wounds. Following completion of the pilot study, we intend to establish a Phase IIb clinical trial in a similar patient population.

•	Expand our direct sales force and distribution networks

We intend to expand our direct sales force and distribution networks in the United States, Europe and the rest of the world. In the United States, Europe and Mexico, we sell our products through distribution networks supported by our direct sales force. We also have distribution agreements for our products in India, Southeast Asia and the Middle East. We select distributors based on their demonstrated expertise in selling to wound care professionals and facilities. In the United States we are initiating a series of focused, intense product roll-outs in large metropolitan areas to increase the awareness of Dermacyn among healthcare providers. We will continue to expand the number of metropolitan areas included in this roll-out as we expand our U.S.-based sales force.

•	Pursue opportunities to combine Microcyn with other treatments

We believe our products are compatible with and may potentially enhance the efficacy of a variety of existing wound care treatment methods including negative pressure wound therapy, pulse and jet lavage and tissue engineered skin substitutes. Combining Microcyn with these therapies has been and continues to be evaluated in physician clinical studies. We believe combination therapies to treat open wounds are gaining acceptance by wound care professionals and may prove to be clinically and commercially attractive.

•	Develop strategic collaborations in the wound care market

We intend to pursue strategic relationships with respect to both product development and distribution. To accelerate adoption of our products, we may enter into strategic relationships with healthcare companies that have product lines or distribution channels that are complementary to ours. We believe collaborations allow us to leverage our resources and technology. These relationships may take the form of co-development, co-promotion or distribution agreements. In addition, we may expand our offerings of new products or technologies through acquisitions or licensing agreements.

•	Conduct additional tests to assess whether our Microcyn platform can meet additional regulatory requirements and be used in other markets

We believe our products have potential applications in several other large markets, including the respiratory, dermatology, dental and veterinary markets. We intend to pursue access to these markets through strategic partnerships.

Microcyn Platform Technology

Mechanism of Action

We believe Microcyn’s ability to treat and help prevent infection and its sterilant properties are based on its uniquely engineered chemistry. As a result of our proprietary manufacturing process, Microcyn contains a wide array of reactive chemicals that, among other things, interact and inactivate surface proteins on microorganisms and viruses. The function of these proteins are varied and play significant roles in cell communication, nutrient and waste transport and other required functions for cell viability. Once Microcyn surrounds single cell microorganisms, it damages these proteins, causing cell membrane rupture, leading to cell death. This destruction of the cell appears to occur through a fundamentally different process than that which occurs as a result of contact with a bleach-based solution because experiments have demonstrated that Microcyn kills bleach-resistant bacteria. However, the solution remains non-irritating and human tissues because human cells are interlocked and prevent Microcyn from targeting and surrounding single cells topically on the body.

In laboratory tests, Microcyn has been shown to eliminate certain biofilms. A biofilm is a complex cluster of microorganisms or bacteria marked by the formation of a protective shell, allowing the bacteria to collect and proliferate. It is estimated that over 65% of microbial infections in the body involve bacteria growing as a biofilm. Bacteria living in a biofilm typically have significantly different properties from free-floating bacteria of the same species. One result of this film environment is increased resistance to antibiotics and to the body’s immune system. In chronic wounds, biofilms interfere with the normal healing process and halt or slow wound closure. In our laboratory studies, Microcyn was shown to destroy two common biofilms after five minutes of exposure.

It is widely accepted that reducing inflammation surrounding an injury or wound is beneficial to wound healing. Our independent laboratory research suggests that Microcyn may inhibit certain inflammatory responses from allergy-producing, or mast, cells. These reactions are critical components of the body’s natural inflammatory response to injury or wounds. Our laboratory research suggests that Microcyn’s interference with these cells is selective to only the inflammation response and does not interfere with other functions of these cells. Additionally, physician clinical studies suggest that Microcyn only inhibits this response in tissue that is directly exposed to the solution.

Current Regulatory Approvals and Clearances

Physician Clinical Studies

In addition to our clinical trials, several physicians have conducted twelve clinical studies of Microcyn generating data suggesting that our 510(k) Microcyn product is non-irritating to healthy tissue, reduces microbial load, shortens treatment time and may have the potential to reduce costs to healthcare providers and patients. We have sponsored the majority of physicians performing these studies by supplying Microcyn, unrestricted research grants and paying expenses and honoraria. In some cases, the physicians who performed these studies also hold equity in our company. The studies were performed in the United States, Mexico and Italy, and used various endpoints, methods and controls (for example, saline, antiseptics and antibiotics). These studies were not intended to be rigorously designed or controlled clinical trials and, as such, did not have all of the controls required for clinical trials used to support an NDA submission to the FDA in that they did not include blinding, randomization, predefined clinical endpoints, use of placebo and active control groups or U.S. good clinical practice requirements.

Sales and Marketing

We are developing distribution and sales networks to market our products domestically and in a number of countries outside the United States. We expect to expand our existing sales force in the United States, Europe and Mexico as we obtain additional regulatory claims. Our products are purchased by hospitals, physicians, nurses and other healthcare practitioners who are the primary caregivers to patients being treated for acute or chronic wounds, as well as those patients undergoing surgical procedures.

Our strategy is to enter into agreements with established regional distributors, provide ongoing sales support and utilize clinical studies and key opinion leader programs to accelerate product adoption. Implementation of our strategy includes the development of relationships with wound care specialists through targeted direct marketing and communications programs and through sponsorship of physician presentations at medical conferences and seminars.

In the United States, we currently distribute our products through one national and five regional distributors who are supported by our commercial team and clinical support staff. In addition to our distributors, we employ medical and clinical professionals, with marketing contacts in leading wound care clinics, hospitals and health care agencies that provide wound care services. Our U.S. commercial team is initiating a focused sales strategy that will allow us to increase the awareness of Microcyn to healthcare providers. This strategy involves sampling and customer education efforts in a major metropolitan area. Based on the success of this initial roll-out, we intend to target other metropolitan areas in 2007 and 2008. We intend to hire additional salespeople in the United States in the event we receive FDA approval of our product for additional indications.

In Europe, we have arrangements with distributors in Germany, Italy, Sweden and the Czech Republic who are supported by our sales team. We are actively pursuing additional distribution arrangements in other European countries. We currently have a small direct sales force in our European regional sales office in The Netherlands, and intend to hire additional direct sales people to support our distributors.

In Mexico, we market our products through our established distribution network and direct sales organization. We have a dedicated contract sales force, including salespeople, nurses and clinical support staff responsible for selling Microcyn to private and public hospitals and to retail independent pharmacies.

We have established distribution channels for our disinfectant and wound care products in India, Bangladesh, Pakistan, Singapore, United Arab Emirates and Saudi Arabia. In December 2005, we entered into an agreement with Alkem Laboratories, a large pharmaceutical company in India, which employs more than 800 salespeople servicing the Indian healthcare market. We commenced sales to Alkem Laboratories in April 2006. Under the terms of this agreement, Alkem has exclusive rights to market, distribute and sell our Microcyn-based products in the Republic of India and the Kingdom of Nepal. During the term of this agreement, Alkem is entitled to use our patents, trade secrets, trademarks and other intellectual property rights as to our Microcyn-based products. However, we will remain the owner of and reserve such patents, trade secrets, trademarks and other intellectual property rights. In the event we fail to timely deliver the ordered quantities, we will be subject to certain penalties. In addition, if either party fails to fulfill their respective obligations under the agreement for a period of 180 days, which is not remediated within 30 days of receiving notice, the other party may terminate the agreement. The agreement has a five year term and may be renewed after its initial term for such additional term as the parties agree to in writing.

Other Market Opportunities

We are also conducting laboratory and animal testing to assess potential applications in several other markets and if these tests yield promising results, we will determine whether to seek regulatory clearance. We may pursue access to these markets through strategic partnerships. Some of these market opportunities include:

     Respiratory

Our nasal product candidate is an anti-microbial solution designed to be self-administered into a patient’s nasal cavity for the treatment of chronic rhinosinusitis, or inflammation of the nasal sinuses. In animal studies, Microcyn has been shown to kill the bacteria that causes rhinosinusitis. We are currently conducting pre-clinical animal studies seeking to support the efficacy and safety of this product candidate.

Rhinosinusitis affects an estimated 35 million people in the United States. There is no FDA-approved therapy for chronic rhinosinusitis. Most treatment methods have focused on the symptoms of the disease and include the use of antibiotics, antihistamines, corticosteroids and sinus surgery.

     Dermatology

We believe that our Microcyn technology can be used to develop products to treat various fungal and bacterial skin infections. Laboratory and clinical test data support that our technology may be effective in treating these bacterial and fungal infections.

     Dental and Oral Care

We believe that our Microcyn technology may be used both as a mouthwash and a dental rinse, and that early data from physician studies support its safe use in oral surgery.

     Veterinary Medicine

Our animal wound care product based on Microcyn technology, Vetericyn, was launched in late 2004 and is currently available for purchase by veterinarians through MWI Veterinary Supply, Inc., a distributor of animal health products. However, we have not generated meaningful revenue from this agreement. Vetericyn has uses in a variety of applications, including the treatment of hard-to-heal wounds in horses and other companion animals.

Government Regulation

     Medical Device Regulation

In 2005, Microcyn received 510(k) clearance as a medical device for wound cleaning, or debridement, lubricating, moistening and dressing. Any future product candidates or new applications using Microcyn that are classified as medical devices will need approval or clearance by the FDA.

New medical devices, such as Microcyn, are subject to FDA approval and extensive regulation under the Federal Food Drug and Cosmetic Act, or FDCA. Under the FDCA, medical devices are classified into one of three classes: Class I, Class II or Class III. The classification of a device into one of these three classes generally depends on the degree of risk associated with the medical device and the extent of control needed to ensure safety and effectiveness.

     Pharmaceutical Product Regulation

We have two pharmaceutical product candidates that are regulated by the FDA and will require approval before we can market or sell them as drugs. Any future product candidates or new applications using Microcyn that are classified as drugs will need approval by the FDA.

In the United States, the FDA regulates drugs under the FDCA and implementing regulations that are adopted under the FDCA. In the case of biologics, the FDA regulates such products under the Public Health Service Act. If we fail to comply with the applicable requirements under these laws and regulations at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us. The FDA also administers certain controls over the export of drugs and biologics from the United States.

     Regulation of Disinfectants

In October 2004, we obtained EPA authorization, or registration for the distribution and sale of our Microcyn based product as a hospital grade disinfectant. In August 2006, we received a “show cause” letter from the EPA stating that it was prepared to file a civil administrative complaint against us for violation of federal pesticide legislation in connection with the sale or distribution of a pesticide that did not meet the label’s efficacy claims unless and until we provide new information to support the original label claims as a hospital grade disinfectant to the EPA, there will not be any sales or other distributions of the product in the United States as a hospital grade disinfectant.

In the United States, the EPA regulates disinfectants as antimicrobial pesticides under the Federal Insecticide, Fungicide and Rodenticide Act, or FIFRA, and the implementing regulations that the EPA has adopted under FIFRA. Before marketing a disinfectant in the United States, we must satisfy the EPA’s pesticide registration requirements. That registration process requires us to demonstrate the disinfectant’s efficacy and to determine the potential human and ecological risks associated with use of the disinfectant. The testing and registration process could be lengthy and could be expensive. There is no assurance, however, that we will be able to satisfy all of the pesticide registration requirements for a particular proposed new disinfectant product. Once we satisfy the FIFRA registration requirements for an individual disinfectant, additional FIFRA regulations will apply to our various business activities, including marketing, related to that EPA-registered product.

Legal Proceedings

In March 2006, we filed suit in the U.S. District Court for the Northern District of California against Nofil Corporation and Naoshi Kono, its Chief Executive Officer, for breach of contract, misappropriation of trade secrets and trademark infringement. We believe that Nofil Corporation violated key terms of both an exclusive purchase agreement and non-disclosure agreement by contacting and working with a potential competitor in Mexico. In the complaint, we seek damages of $3.5 million and immediate injunctive relief. No trial date has been set.

In September 2005, a complaint was filed against us in Mexico claiming trademark infringement with respect to our Microcyn60 mark. To settle this claim we have agreed to cease marketing our product in Mexico under the name Microcyn60 in Mexico by September 2007. A second unrelated claim was filed against us in Mexico in May 2006, claiming trademark infringement with respect to our Microcyn60 mark in Mexico. We are in discussions with the claimant to settle the matter.

In September 2006, a consulting firm in Mexico City contacted us threatening legal action in Mexico, alleging breach of contract and claiming damages of $225,000. We entered into a settlement agreement with the consulting firm in December 2006 which provides for the payment of $115,000 for the dismissal of their claim and waiver of any previous claims against us.

In April 2005, a former director and Chief Operating Officer of our company filed an action in the Superior Court of the State of California, Sonoma County, alleging breach of employment contract. In the complaint, the plaintiff claims $300,000 and the right to purchase approximately 150,000 shares of our common stock at $3.00 per share. We entered into a settlement agreement with the plaintiff in November 2006 which provides for the payment of $250,000 and the issuance of a warrant to purchase 50,000 shares of our common stock exercisable at $3.00 per share. The issuance of warrants is subject to our obtaining appropriate waivers from our preferred stockholders, which were received on December 14, 2006, and the cash payment is subject to the closing of an equity financing resulting in gross proceeds to us of $10 million or more on the completion of our initial public offering. The estimated expense of $550,000 will be recorded as a general and administrative expense in the period the warrants are issued. Under the terms of the agreement, the plaintiff has agreed to dismiss his claim and waived any other previous claims against us. If the claims are litigated, we may incur considerable litigation costs. We expect our insurance carrier to cover a portion of the claim.

Except for the foregoing, we are not a party to any material legal proceedings, and, except as set forth above, management is not aware of any threatened legal proceedings that it believes could cause a material adverse impact on our business, financial condition or results of operations. From time to time, we may be party to lawsuits in the ordinary course of business.

RELATED PARTY TRANSACTIONS

In accordance with the terms of the underlying option agreements, the vesting of options to purchase 75,062 shares of our common stock granted to our directors will be accelerated upon completion of this offering. Please see “Management — Director Compensation” for information on options granted to our directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of November 30, 2006 regarding the number of shares and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each of our directors and named executive officers listed above in the summary compensation table; and

•	all of our directors and executive officers as a group.

We are not aware of any owners of more than 5% of our common stock other than Messrs. Alimi and Akao and Brookstreet Securities Corporation. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, we have 8,399,209 shares of common stock issued and outstanding prior to the completion of this offering, assuming the conversion of all outstanding shares of preferred stock into 4,176,478 shares of common stock, and 11,476,132 shares of common stock issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to all derivative securities held by that person that are currently exercisable or exercisable within 60 days of November 30, 2006 and shares of common stock subject to options that vest upon completion of this offering. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Number of Shares	Percentage of Shares Outstanding
Name of Beneficial Owner(1)	Beneficially Owned	Before the Offering	After the Offering

5% Stockholders:
Brookstreet Securities Corporation and related parties(2)	812,372	8.8%	6.6%
Executive Officers and Directors:
Hojabr Alimi(3)	1,439,445	16.3%	12.1%
Robert Miller(4)	195,376	2.3%	1.7%
James Schutz(5)	82,812	1.0%	*
Theresa Mitchell(6)	22,656	*	*
Bruce Thornton(7)	28,322	*	*
Akihisa Akao(8)	541,320	6.4%	4.7%
Robert Burlingame(9)	216,666	2.5%	1.9%
Edward Brown(10)	50,000	*	*
Richard Conley(11)	188,820	2.2%	1.6%
Gregory French(12)	75,382	*	*
All directors and executive officers as a group (10 persons)(13)	2,840,799	29.9%	22.6%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Oculus Innovative Sciences, Inc., 1129 N. McDowell Boulevard, Petaluma, California 94954.

(2)	Principal address is 2361 Campus Drive, Suite 210, Irvine, California 92612. Consists of shares issuable under warrants that are immediately exercisable. Stan Brooks, trustee of the Brooks Family Trust, has voting or investment power for the shares held by Brookstreet Securities Corporation.

(3)	Includes 422,867 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006 and 7,828 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(4)	Includes 75,376 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006, 60,000 shares issuable upon exercise of options to be granted upon completion of this offering and 50,000 shares held by The Miller 2005 Grandchildren’s Trust, for which Mr. Miller is a trustee.

(5)	Includes 79,062 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006 and 3,750 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(6)	Includes 22,656 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006.

(7)	Includes 28,322 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006.

(8)	Includes 11,078 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006 and 7,828 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(9)	Includes 75,000 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006 and 75,000 shares issuable upon exercise of warrants that are exercisable within 60 days of November 30, 2006.

(10)	Includes 10,000 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006, and 40,000 shares issued upon exercise of options that will become exercisable upon completion of this offering.

(11)	Includes 140,992 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006 and 7,828 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

(12)	Includes 31,890 shares issuable upon exercise of options that are exercisable within 60 days of November 30, 2006, 7,828 shares issuable upon exercise of options that will become exercisable upon completion of this offering, and 18,750 shares held by the French Living Trust UTA 4/10/96.

(13)	Includes 972,243 shares issuable upon exercise of options and warrants that are exercisable within 60 days of November 30, 2006 and 135,062 shares issuable upon exercise of options that will become exercisable upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Lock-Up Agreements

Our directors and executive officers and certain of our other stockholders, option holders and warrant holders who collectively hold at least 90% of our outstanding common stock, in the aggregate and on a fully diluted basis, are subject to restrictions on transfer or have, or will have, agreed that they will not sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of, any shares of our common stock, securities convertible into or exercisable or exchangeable for shares of our common stock or any interest therein, or any capital stock of our subsidiaries for a period of at least 180 days after the date of this prospectus. Roth Capital Partners may in its sole discretion, and subject to certain limited exceptions, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements to which it is a party. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. As a result of the transfer restrictions and lock-up agreements described above and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

• 229,025 shares will be eligible for sale immediately following the date of this prospectus;

• 7,976,604 shares will be eligible for sale upon the expiration of the lock-up agreements, described above, beginning 180 days after the date of this prospectus; and

• 193,580 shares will be eligible for sale upon the exercise of vested options, beginning 180 days after the date of this prospectus.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among us and the underwriters, each underwriter has agreed to purchase from us the following respective number of shares of common stock at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Shares

Roth Capital Partners
Brookstreet Securities Corporation
Maxim Group LLC
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per share to certain other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 461,539 additional shares of common stock from us, at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

To the extent that the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

The following table summarizes the discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

We expect to incur expenses, exclusive of the underwriting discount and commission, of approximately $3.2 million in connection with this offering. We have agreed to pay to Roth Capital Partners and Brookstreet Securities Corporation a non-accountable expense allowance equal to 1% of the gross proceeds to us in the offering. An electronic prospectus is available on the websites maintained by the underwriters and may also be made available on websites maintained by selected dealers and selling group members participating in this offering. No form of prospectus other than print and electronic forms, which will be printable, will be used in connection with this offering.

In connection with the offering, we have agreed to sell to the underwriters, for nominal consideration, underwriter warrants entitling the underwriters, or their assigns, to purchase up to an aggregate of 7% of the total number of shares sold in this offering at a price equal to 165% of the public offering price per share. The underwriter warrants will be exercisable for five years from the closing date of the offering and will contain cashless exercise provisions and customary anti-dilution provisions. The underwriter warrants grant the underwriters, or their assigns, “piggyback” registration rights with respect to the common stock issuable upon exercise of the underwriter warrants for the five-year period during which the underwriter warrants are exercisable.

In addition, within 180 days prior to the effective date of this offering, we have issued to Brookstreet Securities Corporation warrants to purchase an aggregate of 24,127 shares of our common stock, at an exercise price of $18.00 per share, for its services as the managing dealer in connection with our Series C Financing and warrants to purchase 25,000 shares of our common stock, at an exercise price of $18.00 per share, for its services as a finder in connection with our Bridge Loan.

The underwriter warrants and the warrants issued to Brookstreet in connection with our Series C Financing and Bridge Loan are deemed compensation by the National Association of Securities Dealers, or NASD, and may not be sold, transferred, pledged, hypothecated or assigned for a period of 180-days following the effective date of the offering pursuant to Rule 2710(g)(1) of the NASD Conduct Rules.

We, our directors and executive officers and certain of our other stockholders, option holders and warrant holders are subject to certain restrictions on transfer or have, or will have, agreed that during the 180-day period after the date of this prospectus, subject to limited exceptions, we and they will not, without prior written consent from Roth Capital Partners, directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent option” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock, or any securities convertible into, exercisable or exchangeable for, our common stock or any interest therein or any capital stock of our subsidiaries). These transfer restrictions and lock-up agreements will cover approximately 90% of our outstanding common stock in the aggregate and on a fully-diluted basis. Roth Capital Partners may, in its sole discretion and subject to certain limited exceptions, allow any party subject to the lock-up agreements to which it is a party to dispose of common stock or other securities prior to the expiration of the 180-day period; no agreements between Roth Capital Partners and the parties allow them to do so as of the date of this prospectus.

The 180-day restricted period contained in the lock-up agreements described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the date that is 15 calendar days plus three business days after the date of issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock included in this offering will be determined by negotiation among us and Roth Capital Partners. Among the factors considered in determining the price were:

•	the history of and prospects for our business and the industry in which we operate;

•	an assessment of our management;

•	our past and present revenues and earnings;

•	the prospects for growth of our revenues and earnings; and

•	currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us.

Each of the underwriters has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Until the distribution of the common stock is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-

allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.

The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchases of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

We have applied to list the common stock on the Nasdaq Global Market under the symbol “OCLS.”

From time to time in the ordinary course of their respective businesses, the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us.

Selling Restrictions

The distribution of this document and the offering and sale of shares in certain non-US jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of securities law of any such jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

NOTE 1 — The Company

Oculus Innovative Sciences, Inc. (the “Company”) was incorporated under the laws of the State of California in April 1999. The Company’s principal office is located in Petaluma, California. The Company has developed and manufactures and markets a family of products intended to help prevent and treat infection in acute and chronic wounds. The Company’s platform technology, Microcyn, is an electrically charged, or super-oxidized, water-based solution that is designed to treat a wide range of pathogens, including viruses, fungi, spores and antibiotic resistant strains of bacteria, such as MRSA and VRE, in wounds. The Company conducts its business world-wide, with its principal subsidiaries in Europe and Mexico.

As discussed in Note 2, the Company’s amended articles of incorporation were amended on August 28, 2006, authorizing it to issue up to 875,000 of Series C convertible preferred stock.

NOTE 11 — Commitments, Contingencies and Other Matters

Legal Matters

In September 2006, a consulting firm in Mexico City contacted the Company threatening legal action in Mexico, alleging breach of contract and claiming damages of $225,000. A formal compliant has not been served and no trial date has been set. In December 2006, the Company entered into a settlement agreement with the consulting firm where the Company paid $115,000 for the dismissal of their claim and waiver of any previous claims against the Company.

Proposed Initial Public Offering

On September 1, 2005 the Board of Directors authorized the Company to file a registration statement with the SEC in connection with its proposed IPO. The Company incurred $478,000 of costs during the year ended March 31, 2006 and $731,000 of costs in the six months ended September 30, 2006 in connection with its proposed IPO, which amounts are presented as deferred offering costs in the accompanying balance sheet at March 31, 2006 and September 30, 2006.

The Company expects to receive net proceeds of approximately $34.0 million from this offering, based on an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, our estimated net proceeds will be approximately $39.6 million.

The Company currently intends to use the proceeds of this offering as follows: approximately $12.6 million will be used to expand sales and marketing capabilities, including the expansion of a direct sales force in the U.S. and Europe, approximately $13.0 million will be used to fund clinical trials and related research, approximately $1.5 million to repay the principal and interest on the $4.0 million Bridge Loan (that will be repaid in its entirety as described in Note 18) and the remaining proceeds are to be used for general corporate purposes, including working capital.

The Company cannot provide any assurance that it will complete its proposed IPO. The Company expects to incur substantial additional costs in connection with its efforts to complete this offering. If the Company completes its IPO, these costs will be recorded as a reduction of the proceeds received. If the Company does not successfully complete its IPO, the costs will be recorded as a charge to operations.

NOTE 16 — Segment and Geographic Information

In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”), operating segments are identified as components of an enterprise for which separate and

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

discreet financial information is available and is used by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision-makers, as defined by SFAS 131, are the Chief Executive Officer and his direct reports.

The Company’s chief decision-makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenue and operating profit by operating unit. This information is used for purposes of allocating resources and evaluating financial performance.

The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.” Segment data includes segment revenue, segment operating profitability, and total assets by segment. Shared corporate operating expenses are reported in the U.S. segment.

The Company is organized primarily on the basis of operating units which are segregated by geography.

The following tables present information about reportable segments (in thousands):

	U.S.	Europe	Mexico	Total

Year ended March 31, 2004:
Product revenues	$—	$—	$95	$95
Service revenues	807	—	—	807

Total revenues	807	—	95	902
Depreciation expense	159	2	2	163
Operating loss	(4,914)	(209)	(1,974)	(7,097)
Interest expense	(178)	—	—	(178)
Interest income	3	—	—	3
Total assets	2,150	245	597	2,992
Year ended March 31, 2005:
Product revenues	$4	$35	$434	$473
Service revenues	883	—	—	883

Total revenues	887	35	434	1,356
Depreciation expense	368	49	17	434
Operating loss	(12,242)	(1,529)	(2,541)	(16,312)
Interest expense	(372)	—	—	(372)
Interest income	8	—	—	8
Total assets	5,017	858	1,065	6,940
Year ended March 31, 2006:
Product revenues	$109	$69	$1,788	$1,966
Service revenues	618	—	—	618

Total revenues	727	69	1,788	2,584
Depreciation expense	463	96	92	651
Operating loss	(12,621)	(2,685)	(5,545)	(20,851)
Interest expense	(172)	—	—	(172)
Interest income	282	—	—	282
Total assets	8,977	1,652	2,060	12,689

OCULUS INNOVATIVE SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Concluded)
(INFORMATION AS OF SEPTEMBER 30, 2006 AND FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2005 AND 2006 IS UNAUDITED)

	U.S.	Europe	Mexico	Total

Six months ended September 30, 2005 (unaudited):
Product revenues	$88	$64	$655	$807
Service revenues	275	—	—	275

Total revenues	363	64	655	1,082
Depreciation expense	227	42	39	307
Operating loss	(5,518)	(913)	(3,003)	(9,434)
Interest expense	(103)	—	—	(103)
Interest income	68	—	—	68
Total assets	19,069	1,187	7,098	27,354
Six months ended September 30, 2006 (unaudited):
Product revenues	$56	$828	$1,058	$1,942
Service revenues	388	—	—	388

Total revenues	444	828	1,058	2,330
Depreciation expense	190	92	46	328
Operating loss	(5,715)	(1,053)	(1,829)	(8,597)
Interest expense	(261)	—	—	(261)
Interest income	100	—	—	100
Total assets	5,172	2,514	2,370	10,056

For the six months ended September 30, 2006, the Company recorded $580,000 of sales to customers in India. These sales are reported as part of the Europe segment.

NOTE 18 — Subsequent Events

Settlement Agreement

In November 2006, the Company entered into a settlement agreement with a former director and chief operating officer. The settlement agreement provides for a $250,000 cash payment, which is subject to the Company closing equity financing with gross proceeds of $10 million or more, or its initial public offering. In addition, the plaintiff will be provided a warrant to purchase 50,000 shares of the Company’s common stock at an exercise price of $3.00 per share. Issuance of the warrant is subject to the waiver of any applicable rights by the holders of the Company’s preferred stock under the Company’s Amended and Restated Investors Rights Agreement. On December 14, 2006, the Company’s preferred stockholders voted to waive the applicable rights allowing the Company to issue the warrants. The Company previously reserved for this litigation and the expense will be recorded as a general and administrative expense in the period the warrants are approved and issued (Note 11).

Board Nomination

On November 7, 2006, the Board of Directors appointed an individual to fill the vacant Series A board seat. Pursuant to the terms of the Director Agreement, the Company will issue the individual an option to purchase 75,000 shares of the Company’s common stock at $13.00 per share. The options vest immediately and are exercisable for a period of five years. On December 14, 2006 the Series A stockholders approved the appointment of this individual to the Company’s Board of Directors.